UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Kaleyra, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

483379 103

(CUSIP Number)

Esse Effe S.p.A.

EFFE PI Società Semplice

Emilio Hirsch

41, Via Valeggio, Torino, Italy, 10129

(+39 02 288 5841)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Jeffrey C. Selman

DLA Piper LLP (US)

555 Mission Street, Suite 2400

San Francisco, CA 94105

(415) 836-2500

August 10, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 483379 103

1	Names of Reporting Persons Esse Effe S.p.A.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) SC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 5,581,336
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,581,336

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,581,336
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 19.6%
14	Type of Reporting Person CO

CUSIP No. 483379 103

1	Names of Reporting Persons EFFE PI Società Semplice
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) SC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 5,581,336
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,581,336

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,581,336
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 19.6%
14	Type of Reporting Person CO

CUSIP No. 483379 103

1	Names of Reporting Persons Emilio Hirsch
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) SC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 5,581,336
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,581,336

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,581,336
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 19.6%
14	Type of Reporting Person IN

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 5, 2019 (the “Original Schedule 13D”). Except as expressly set forth herein, there have been no changes in the information set forth in the Original Schedule 13D. Capitalized terms used but not defined in this Amendment have the meanings given to such terms in the Original Schedule 13D. On June 25, 2020, the Issuer filed a Prospectus with the SEC, pursuant to which the Issuer could sell 7,777,778 shares of Common Stock, with an over-allotment option of 1,166,666 shares of Common Stock (the “Offering”). On July 24, 2020, the underwriters of the Offering issued a notice under the terms of the Underwriting Agreement that they were partially exercising and closed on their option to purchase an additional 984,916 shares of Common Stock of the Issuer at the public offering price less underwriting discounts. In connection with the closing of the Offering, the Reporting Persons own new percentages of the Issuer’s class of Common Stock.

Item 2. Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

Esse Effe S.p.A., a company formed under the laws of Italy (“Esse Effe”) and an affiliate of EFFE PI Società Semplice, a company formed under the laws of Italy (“EFFE PI”), and Emilio Hirsch, a citizen of Italy (each, a “Reporting Person” and, collectively, the “Reporting Persons”). Mr. Hirsch currently serves as a Director of the Issuer.

A former director of the Issuer, Mr. Simone Fubini, resigned on February 10, 2020, and passed away on March 27, 2020.

Information with respect to the directors and officers of Esse Effe (collectively, the “Related Persons”), including the name, business address, present principal occupation or employment and citizenship of each of the Related Persons is listed on the attached Schedule A, which is incorporated herein by reference.

The principal business address of Esse Effe is 41, Via Valeggio, Torino, Italy, 10129. The principal business address of EFFE PI is 41, Via Valeggio, Torino, Italy, 10129. The principal business address of Mr. Hirsch is c/o Kaleyra, Inc., Via Marco D’Aviano, 2, Milano MI, Italy, 20131.

The Reporting Persons may be deemed to constitute a group for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended.

During the last five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Not Applicable.

Item 4. Purpose of Transaction.

The disclosures provided in Item 4 of the Original Schedule 13D are hereby amended and supplemented by inserting the following immediately prior to the final paragraph of Item 4:

Additionally, as a Director of the Issuer, Mr. Hirsch may be awarded additional equity pursuant to the Issuer’s 2019 Incentive Plan.

On June 25, 2020, the Issuer filed a Prospectus with the SEC, pursuant to which the Issuer could sell 7,777,778 shares of Common Stock, with an over-allotment option of 1,166,666 shares of Common Stock (the “Offering”). On July 24, 2020, the underwriters of the Offering issued a notice under the terms of the Underwriting Agreement that they were partially exercising and closed on their option to purchase an additional 984,916 shares of Common Stock of the Issuer at the public offering price less underwriting discounts. In connection with the closing of the Offering, the Reporting Persons own new percentages of the Issuer’s class of Common Stock.

Item 5. Interest in Securities of the Issuer.

Item 5 (a) – (b) is hereby amended and restated in its entirety as follows:

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 28,475,081 shares of Common Stock outstanding as of August 3, 2020 following the Offering:

Reporting Person	Amount beneficially owned		Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Esse Effe S.p.A.(1)	5,581,336	(2)	19.6%	0	5,581,336	0	5,581,336
EFFE PI Società Semplice	5,581,336		19.6%	0	5,581,336	0	5,581,336
Emilio Hirsch	5,581,336		19.6%	0	5,581,336	0	5,581,336

(1)

Esse Effe S.p.A. (“Esse Effe”) is affiliated with EFFE PI Società Semplice (“EFFE PI”) and Emilio Hirsch, and the shares are beneficially owned by EFFE PI and Mr. Hirsch, who is one of the directors of the Issuer.

(2)	Does not include Esse Effe’s contingent right to receive up to 1,900,405 Earnout Shares in accordance with terms of the Stock Purchase Agreement.

Item 7. Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 27, 2020

ESSE EFFE S.P.A.

By:	/s/ Emilio Hirsch
Name: Emilio Hirsch
Title: Director

EFFE PI SOCIETÀ SEMPLICE

By:	/s/ Emilio Hirsch
Name: Emilio Hirsch
Title: Managing Partner

EMILIO HIRSCH, INDIVIDUALLY

/s/ Emilio Hirsch
Emilio Hirsch

SCHEDULE A

The name, present principal occupation or employment, business address and citizenship of each of the executive officers and directors of Esse Effe S.p.A. are set forth below.

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Emilio Hirsch	Director	41, Via Valeggio, Torino, Italy, 10129	Italy